Exhibit 4(d)

Description of the Company’s Common Stock Registered

Under Section 12 of the Exchange Act of 1934

The following summary of SCI Engineered Materials, Inc.’s common stock is based on and qualified by the Company’s Restated Code of Regulations (“Regulations”) and Second Amended Articles of Incorporation (the “Amended Articles of Incorporation”).

The Company's Amended Articles of Incorporation authorize the issuance of 15,000,000 shares of Common Stock, 10,000 shares of Cumulative Preferred Stock, 125,000 shares of Voting Preferred Stock, and 125,000 shares of Non-Voting Preferred Stock, all of which are without par value. There are no shares of Cumulative Preferred Stock and Voting Preferred Stock currently outstanding.

The holders of Common Stock, Cumulative Preferred Stock and Voting Preferred Stock are entitled to one vote per share on each matter submitted to a vote of shareholders. The holders of Non-Voting Preferred Stock are not entitled to vote. The Company's Board of Directors (the "Board") is not classified, and each member is elected annually. The Company’s Regulations provide for candidates receiving the greatest number of votes to be elected.

The holders of Cumulative Preferred Stock, Voting Preferred Stock and Non-Voting Preferred Stock have the right to receive dividends prior to the payment of dividends on the Common Stock. The Board has the power to determine certain terms relative to any Preferred Stock to be issued, such as the power to establish different series and to set dividend rates, the dates of payment of dividends, the cumulative dividend rights and dates, redemption rights and prices, sinking fund requirements, restrictions on the issuance of such shares or any series thereof, preference, if any, in the event of liquidation. Also, the Board may fix such other express terms as may be permitted or required by law. In the event of any liquidation or dissolution, the holders of the Common Stock are entitled to receive as a class, pro rata, the residue of the assets after payment of the liquidation price to the holders of Preferred Stock.

In January 1996, the Company completed an offering of 24,152 shares of $10 stated value 1995 Series B 10% cumulative non-voting convertible preferred stock (a total of 70,000 shares were offered and 24,152 were sold). The shares were convertible to common shares at the rate of $5.00 per share. A dividend payment of $24,152 was made to preferred shareholders of record during the second quarter of 2021. The Board of Directors voted in November 2021 to authorize full redemption of 24,152 shares of the Company’s Convertible Preferred Stock, Series B (“Series B”) effective December 31, 2021. This involved cash payments of $248,766 ($10.30 per share, which includes a 3% premium to the stated value of $10 per share), plus unpaid annual dividends of $265,672 ($11.00 per share).

The common stock is traded on OTC Markets’ OTCQB market under the trading symbol “SCIA”.